April 12, 2011

Tom Jones

Division of Corporation Finance

Telephone Number: (202) 551-3602

Re:

Green & Quality Home Life

Registration Statement on form S-1 amended March 22, 2011

File No. 333-168521

Dear Mr. Jones:

Thank you for your letter dated April 8, 2011. Regarding your comments, please find in the following pages the answers for the comments.

Amendment No.5 to Form S-1 filed March 22, 2011.

Summary Information about Green & Quality Home Life, Inc. page 7

1.

We have revised our disclosure here and in the business section to describe briefly the steps we still need to take and the amount of capital and time that will be necessary to generate revenue from our planned business.

Exhibits and Financial Statements Schedules, page 58

2.

We have reworded our description in order to correctly describe the current consent dated April 12, 2011.

Sincerely yours,

Fabio Alexandre Narita

President

Green & Quality Home Life, Inc.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com